SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                        For the month of September 2004

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






                RYANAIR EXPANDS TO 17 ROUTES FROM ROME CIAMPINO
                       $120M INVESTMENT - 2 NEW AIRCRAFT
                 5 NEW EUROPEAN ROUTES TO GERMANY - SPAIN - UK

Ryanair, Europe's No. 1 low fares airline, today (Wednesday, 8th September 2004) announced it is to double the size of its base at Rome Ciampino to 4 based aircraft, representing a further investment of $120M, and also announced 5 new European routes from Rome Ciampino to Dusseldorf Niederrhein (Germany), Valencia (Spain) and Nottingham East Midlands, Liverpool & Teeside (UK).

Ryanair, which is already Italy's favourite airline for Europe, began flying from Ciampino in April 2002, and has already 12 low cost international routes operating from its Ciampino base. This year Ciampino will have over 2 million Ryanair passengers, saving EUR200 million on the high fares of Alitalia.

Announcing the new routes and additional aircraft in Rome today, Ryanair's CEO, Michael O'Leary said:

        " Veni Vidi Vici ... with Ryanair that's Europe's lowest fares! We opened our 2nd base in Ciampino in January 2004, and today we are doubling the size of our aircraft base with 2 brand new Boeing 737-800 aircraft, bringing a total investment by Ryanair at Ciampino to $240 million.

        "Also today, in addition to our 12 low cost routes from Rome, Ryanair is announcing FIVE NEW ROUTES from Rome to Dusseldorf, Liverpool, Nottingham, Teeside and Valencia. These fantastic new destinations, which are on sale right now at www.ryanair.com from an incredible EUR5.99!(excl. taxes) will start in January and February 2005. We would urge passengers wishing to grab a bargain to these great destinations to book now, as demand will be huge!"

ROME CIAMPINO TO:
                                  FARE (from)     FREQUENCY       START DATE
        DUSSELDORF (NIEDERRHEIN)     EUR5.99       DAILY        28th JAN 05
        LIVERPOOL                    EUR5.99       DAILY        28th JAN 05
        TEESIDE                      EUR5.99       DAILY        28th JAN 05
        NOTTINGHAM                   EUR5.99       DAILY         7th FEB 05
        VALENCIA                     EUR5.99       DAILY         7th FEB 05

Ryanair today also announced a new daily route from Girona to Dusseldorf-Niederrhein, commencing on 8th November 2004.

Ends.                          Wednesday, 8th September 2004

For further information:
Paul Fitzsimmons - Ryanair     Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228         Tel: 00 353 1 498 0300




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  08 September 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director